Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statement (No. 333-53751) on Form S-3 of CarrAmerica Realty, L.P of our report dated June 1, 2003, with respect to the combined statement of revenues and certain expenses of the Canal Center Properties for the year ended August 15, 2002, which report appears in the Form 8-K of CarrAmerica Realty, L.P dated June 1, 2003. Our report includes a paragraph that states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in note 2, and is not intended to be a complete presentation of the Canal Center Properties’ revenues and expenses.

KPMG LLP

Washington, D.C.

June 20, 2003